David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 569-5053

                                                                   June 16, 2005

Securities and Exchange Commission
Division of Corporate Finance
Station Place
100 F St. NE, Washington DC 20549
Attention:  Josh Forgione, Staff Accountant

         Re:      Knowledge Transfer Systems, Inc.
                  Form 10-KSB for the year ended December 31, 2004 Filed April 13, 2005
                  File No. 000-28417

Ladies and Gentlemen:

         On behalf of Knowledge Transfer Systems, Inc. (the "Company"), we hereby file this letter in response to the comments of the Securities and Exchange Commission (the "Commission"), dated May 25, 2005 (the "Comment Letter"), with reference to the Company's Form 10-KSB for the year ended December 31, 2004, file number 0-28417.


1. We read your response to comment 1. Please tell us why you estimated the fair value of services provided based on the par value of your stock. In addition, tell us how you determined that the fair value of consideration received is more reliably measurable than the fair value of stock issued. Refer to SFAS 123 and EITF 96-18.

Response:

         As we stated in our previous response, the estimated value of the services provided was based upon 2% of the value of the liabilities of $111,034, amounting to $2,220.68, which was the agreed upon value of the services. As this was less than par value, par value was used since stock cannot be issued for less than par value.

         Also, there was very little trading of the stock prior to the measurement date, October 12, 2004. Moreover, although the closing price of the stock on said date was $0.11, there was no trading on October 12, 2004. Also, because the Company had negative equity, no assets, no revenue source, and no financing source to pay liabilities (prior to the change in control), the stock was not believed to be worth more than stated or par value.

2. We note on page 2 and in your stock purchase agreement, that Messrs. Shneibalg and Bingaman assumed or paid debts of the Company in the amount of $150,000 as consideration for the shares. Please tell us how you accounted for this consideration. In your response, please also summarize the relevant provisions of the stock purchase agreement and reconcile your disclosure on page 2 with the disclosure on pages F-10 and F-12 with regard to the consideration received in exchange for the shares issued.

Response:

         As previously described (in our response to comment 1 to your May 3, 2005 comments), the 2,293,224 shares were issued for the services of raising sufficient capital to pay the debts of the Company. This was accomplished through the Global General Technology agreement, whereby the Company received an advance of $200,000, which is being recorded as a liability. Please see response to comment 5 from the May 3, 2005 comments.

         Messrs. Shneibalg and Bingaman did not assume or pay any debts of the Company from their personal funds. The funds came from the Global General Technology agreement. The shares were issued to the Company's officers for the service of raising capital sufficient to pay the outstanding debts of the Company. The Company agrees that this issue will be clarified and more clearly enunciated in the Company's next filing.

3. In your response to comment 2, we note that you discontinued consolidating KT Solutions upon the change in control which occurred in October 2004. Please tell us why you do not continue to account for your investment in KT Solutions under the cost method of accounting. In addition, since you have a negative investment in KT Solutions, please tell us how you considered the following when making the determination to recognize your negative investment in earnings:

         a)       Continuing involvement with the subsidiary;

         b) Debt or any other obligation guaranteed by you or another subsidiary, if any: and

         c) Whether you obtained a legal opinion that provides a high level of assurance, such as a "would" opinion, that KT Solutions creditors will not be able to pierce the corporate veil.

Response:

         We have not continued to account for the investment in KT Solutions under the cost method of accounting because KT Solutions was determined to be worthless, due to its lack of operations, lack of liquidity, and the fact that it filed for bankruptcy.

         The Company does not intend to have any further involvement with the subsidiary, and has not had any involvement with KT Solutions for over one year. Furthermore, the Company does not, to the best of its knowledge, have any obligations with regards to the debts of the subsidiary. Although the Company did not obtain a legal opinion as to whether or not KT Solutions' creditors would be able to pierce the corporate veil and reach the parent Company, when the change of control was effectuated Messrs. Shneibalg and Bingaman received assurances from the seller and the Company that the Company had no debts or obligations.

4. Please tell us the status of the bankruptcy proceeding including the date when the bankruptcy proceeding concluded, the outcome of the proceeding and whether there have been any changes in the bankruptcy proceeding since that date.

Response:

         In September 2003, a voluntary bankruptcy petition pursuant to Chapter 7 of the U.S Bankruptcy Code was filed by KT Solutions in California. Current management has not received any notices or any further correspondence or any other information regarding the bankruptcy proceeding. Accordingly, the Company believes that the bankruptcy has been discharged; however, phone calls to the attorneys representing the subsidiary have been unreturned.

         The Company respectfully submits via EDGAR the foregoing responses to the Commission as requested by the Commission. Please note that we are also submitting via facsimile a copy of this letter in order to help expedite your review process.

         Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                                               Very truly yours,


                                                               David Lubin

Cc: Shmuel Shneibalg